December 21, 2007

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Tech Data Corporation

Commission File No. 0-14625

Dear Ms. Collins:

We are in receipt of the Securities and Exchange Commission (“SEC”) Staff’s (the “Staff”) letter of comment, dated December 21, 2007, (“Comment Letter”) regarding Tech Data Corporation’s (“Tech Data” or the “Company”) Form 10-K for the fiscal year ended January 31, 2007 (“Form 10-K”) and Definitive Proxy Statement on Schedule 14A, filed April 27, 2007.

Pursuant to our telephone conversation this afternoon, in order to appropriately respond to the SEC Staff’s above letter of comment, we respectfully request eight (8) additional business days for the filing of our response. Our response will be filed via EDGAR on or before the end of business on Friday, January 18, 2008.

If you have questions with respect to this matter, please do not hesitate to contact me at (727) 538-7060.

Sincerely,

/s/ Joseph B. Trepani
Joseph B. Trepani
Senior Vice President and Corporate Controller